Filed by Decarbonization Plus Acquisition Corporation III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation III

Commission File No.: 001-40284

Date: June 15, 2021

Memo to Employees Regarding Announcement of Merger

When: June 15, 2021 [Approximately 6:40AM EST // release to cross PRNewswire 6:30 AM EST]

From: Doug Campbell (CEO)

To: All Employees (staff@solidpowerbattery.com)

CC: Will McKenna (will.mckenna@solidpowerbattery.com)

Subject: Solid Power to List on NASDAQ

Since Solid Power spun out of the labs of CU Boulder in 2014, we have grown to become an industry-leading producer of all-solid-state batteries thanks to the hard work of everyone on this team. Last month’s news of our approximately $135M Series B investment and the expanded JDAs with Ford and BMW were the latest public proof of our leadership in the space.

Today we have announced the next step in positioning the company for even more success – our plans to go public through a business combination with Decarbonization Plus Acquisition Corporation III (NASDAQ: DCRC). This business combination is expected to close in the fourth quarter of 2021, following which Solid Power’s stock is expected to be listed on NASDAQ and trade under the new ticker symbol “SLDP.”

We anticipate this transaction will help pave the way for us to build on our leadership position in producing and selling all-solid-state batteries and materials to the EV industry. Everything from the new 100Ah EV cell line, to expanding the facilities, to continuing to hire like crazy – all would be supported by our decision to take this next step. As a result, we anticipate being in a great position to execute on our ambitious product roadmap while enhancing our current cell and electrolyte products.

As we enter this new chapter, there are some rules we must all immediately follow.

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First, the SEC has strict guidelines governing public disclosures. To avoid any repercussions the SEC might impose if we do not follow these rules, we must avoid speaking publicly about this process and our business metrics and financials. Confidentiality will be critical as we move through the business combination process and assume operations as a public company.

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Second, there are strict legal requirements with regard to trading in securities of public companies. DCRC is a publicly traded entity, and you should not be trading in the securities of DCRC. This restriction also applies to members of your immediate family, persons with which you share a household, economic dependents and any entity whose transactions you influence, direct or control. In addition, please do not share any information that could be considered “material non-public information” about Solid Power or DCRC.

To that end, we want to share specific rules of engagement. Failure to comply with these rules may have severe consequences, including delaying or terminating the transaction and subjecting you and Solid Power to potential criminal fines and penalties.

Social Media

These SEC guidelines apply the same to social media as they do to other communications channels.

Beginning today, we are enacting a week-long “blackout” period through June 22 of no Solid Power-related personal or corporate social media content (e.g., Facebook, LinkedIn, Twitter, Instagram, etc.) or blog posting other than posts approved by Will McKenna (cc’d on this email). After the initial “blackout,” all social media posts must be pre-approved by Will McKenna.

The one exception is today, when Solid Power’s social channels will share a press release with pre-approved and legally vetted posts. For those who want to share the news on their own personal social channels, the guidelines are as follows:

•	You can reshare Solid Power’s post with one of the two pre-approved comments (you cannot create your own posts announcing the news):

•	Big news today from Solid Power. [Retweet/share post from Solid Power]

•	Exciting news from Solid Power. Looking forward to this next chapter and our journey ahead. [Retweet/share post from Solid Power]

Press Inquiries

Should you receive any press inquiries, please immediately forward details of the inquiry to Will McKenna, who will handle media requests appropriately during this sensitive time.

General Questions

If someone asks you about the process of going public or company financials, the best response is, “I cannot comment.” If pushed further, you can say something like, “In compliance with SEC guidelines, I can’t speak to that, but I would be happy to connect you with the appropriate team members,” and share the request with Will McKenna.

A calendar invitation to an all-staff meeting will be sent shortly. This meeting will provide Solid Power’s leadership an opportunity to provide information about this announcement. If you have any questions, please elevate them to your supervisor.

During this exciting time and beyond, we ask that you remain focused on execution as we continue to serve our strategic partners and customers.

This is a big day for Solid Power. I am very grateful for your hard work and dedication to our collective success and to advancing our vision and look forward to working with you in this next phase of our evolution.

Doug

Forward-Looking Statements

The information in this memo includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this memo, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this memo, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this memo. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained in this memo are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this memo, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in Solicitation

DCRC and its directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRC will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement/prospectus of DCRC. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this memo is not incorporated by reference into, and is not a part of, this memo.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

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